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                            February 9, 2023

       Hiroyuki Sugimoto
       Chairman and Chief Executive Officer
       SYLA Technologies Co., Ltd.
       Ebisu Prime Square Tower 7F, 1-1-39
       Hiroo, Shibuya-ku, Tokyo, Japan

                                                        Re: SYLA Technologies
Co., Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed January 31,
2023
                                                            File No. 333-268420

       Dear Hiroyuki Sugimoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed January 31, 2023

       Business Overview , page 1

   1. We note your response to our prior comment 1 stating that you lease the building in which the data center is
located to Getworks. Please address the following:
                                                            Provide us the
details of the significant lease terms with Getworks;
                                                            Tell us if the
lease payments you receive vary based on mining outcomes or anything else related to
Getwork's mining business;
                                                            Explain whether
your business may earn any income from Getworks outside of fixed monthly lease
payments;
                                                            Tell us whether you
have a significant asset concentration leased to a single tenant as a result of
entering into a lease agreement with Getworks and if so, what
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
February 9, 2023
Page 2
           consideration you gave to filing audited financial statements of Getworks; and
             Tell us the value of the building (and its land, if applicable) recorded on the balance sheet as of the periods presented.
Index to Financial Statements, page F-1

2. We note your response to our prior comment 3 indicating that the disposition of the mining business did not meet the asset, investment and income threshold test for providing pro forma financial statements. Please provide us with the details of the income component of your income test calculation, which compares your proportionate share of consolidated income or loss from continuing operations before taxes of the mining machine business to your consolidated income from continuing operations before taxes.
      We refer you to Rule 1-02(w)(1)(iii) of Regulation S-X. Additionally, please further explain to us how you considered net earnings of the disposed mining machine business in making the determination that the disposal did not represent a strategic shift and did not meet the criteria for presentation as discontinued operations.
       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameHiroyuki Sugimoto
                                                             Division of
Corporation Finance
Comapany NameSYLA Technologies Co., Ltd.
                                                             Office of Real
Estate & Construction
February 9, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName